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                                                      Exhibit 99(2)

               SECTION-BY-SECTION EXPLANATION
                    OF THE TITLE i OF THE
             FARM CREDIT SYSTEM REPORT ACT 1996
                       (P.L. 104-105, 110 Stat. 162)



SECTION 1.  SHORT TITLE.

     Section 1 provides for the act to be cited as the "Farm
Credit System Reform Act of 1996" (hereinafter in this section-by-section explanation referred to as the "Act").

Title I -- AGRICULTURAL MORTGAGE SECONDARY MARKET

SECTION 101.  DEFINITION OF REAL ESTATE.

     Section 101 amends section 8.0(1)(B)(ii) of the Farm Credit Act of 1971 (hereinafter, all amendments, repeals or references made by this Act relate to a section or other provision of the Farm Credit Act of 1971, unless otherwise expressly provided) to clarify that the word "dwelling" as it is used in reference to the definition of rural housing refers only to the residential structure and not to the land on which it is affixed.

SECTION 102.  DEFINITION OF CERTIFIED FACILITY.

     Section 102, clause (1) makes a technical change in
section 8.0(3)(A), the definition of "certified facility", to conform the reference therein to a "secondary marketing agricultural loan facility" to the terminology used elsewhere in the Farm Credit Act of 1971, namely
"agricultural mortgage marketing facility."

     Clause (2) amends section 8.0(3)(B) to authorize Farmer Mac to act in the capacity of a certified facility for qualified loans under the Farmer Mac I program (i.e., to act as a pooler), by striking from the definition existing language that otherwise limits Farmer Mac's authority in this capacity to loans that are guaranteed by the U.S. Department of Agriculture and purchased under the Farmer Mac II program.

SECTION 103.  DUTIES OF FEDERAL AGRICULTURAL MORTGAGE CORPORATION.

     Section 103 amends section 8.1(b), which sets forth the enumerated duties of the Farmer Mac to add specific new duties for the purchase of qualified loans and the issuance of guaranteed securities representing interests in or obligations backed by such loans, which are guaranteed by Farmer Mac for the timely repayment of principal and interest.


SECTION 104.  POWERS OF THE CORPORATION.

     Section 104 amends section 8.3, the enumerated "powers" of the Corporation (Farmer Mac), to specifically grant Farmer Mac the power to purchase, hold, sell or assign qualified loans, to issue guaranteed securities representing an interest in, or an obligation backed by, such loans, and to perform all of the functions and responsibilities of an agricultural mortgage marketing facility operating as a certified facility under the Farmer Mac program.

SECTION 105.  FEDERAL RESERVE BANKS AS DEPOSITORIES AND FISCAL
              AGENTS.

     Section 105, clause (1) amends section 8.3(d) to require the Federal Reserve Banks to act as depositories and fiscal agents for Farmer Mac's securities. Current law authorizes, but does not require, the Federal Reserve banks to act as depositories and to perform as fiscal agent for Farmer Mac.

     Clause (2) amends section 8.3(e) to provide Farmer Mac access to the Federal Reserve System book-entry system for purposes of trading its securities. Current law authorizes, but does not require, the Department of the Treasury to allow book-entry access to Farmer Mac's securities.

SECTION 106.  CERTIFICATION OF AGRICULTURAL MORTGAGE MARKETING
              FACILITIES.

     Section 106, clause (1) amends section 8.5(a) by inserting a parenthetical clause in two places to clarify that the eligibility standards for the certification of agricultural mortgage marketing facilities other than Farmer Mac, set forth therein, do not apply to Farmer Mac, which is designated by this Act to act as a certified agricultural mortgage marketing facility.

     Clause (2) amends section 8.5(e)(1) by striking a parenthetical clause to clarify that Farmer Mac, alone or in concert with other Farm Credit System institutions, may establish and operate as an agricultural mortgage marketing facility through an affiliated organization established for that purpose.

SECTION 107.  GUARANTEE OF QUALIFIED LOANS.

     Section 107, clause (1) amends section 8.6(a)(1) to clarify that Farmer Mac is authorized issue securities, guaranteed as to the timely repayment of principal and interest, that represent an interest in, or an obligation fully backed by, a pool of qualified loans that meet the standards for qualified loans established in section 8.8 and that were purchased and held by Farmer Mac.

     Clause (2) amends subsection 8.6(d) by striking out paragraph (4) thereof, which under existing law would prohibit the inclusion in a pool of loans guaranteed by Farmer Mac any loan with recourse to the originator, and renumbers the remaining paragraphs of this subsection.

     Clause (3) amends subsection 8.6(g)(2) to include a cross reference to section 8.0(9), the definition of "qualified loan", which would authorize Farmer Mac to issue debt obligations to fund the purchase of qualified loans that meet the standards for the Farmer Mac I program, in addition to Farmer Mac's existing authority to issue debt obligations for the purchase of qualified loans under the Farmer Mac II program (USDA guaranteed loans) and for maintaining reasonable amounts of funds for business operations.

SECTION 108.  MANDATORY RESERVES AND SUBORNIDATED PARTICIPATION
              INTERESTS ELIMINATED.

     Section 108, subsection (a) repeals section 8.6(b). Under existing law, section 8.6(b) requires a minimum 10% cash reserve or subordinated participation interest to be maintained (or sold to investors) by the lenders or poolers originating and assembling the loans in each pool as a condition of Farmer Mac's guarantee of the loan-backed securities representing no more than 90% of the principal value of the loans in each pool. The effect of this change is to authorize Farmer Mac to guarantee securities backed by pools of qualified loans under the program up to 100% of the principal value of the loans in each pool.

     Subsection (b) repeals section 8.7. Under existing law, section 8.7 provides standards for the establishment of cash reserves and subordinated participation interests required to be maintained under section 8.6(b). The repeal of section 8.6(b) in subsection (a) makes section 8.7 unnecessary.

SECTION 109.  STANDARDS REQUIRING DIVERSIFIED POOLS.

     Section 109, subsection (a) repeals subsection 8.6(c), standards requiring diversified pools, and appropriately redesignates the remaining subsections. This change allows
Farmer Mac to purchase individual qualified loans or small groups of qualified loans, in its new capacity as an agricultural mortgage marketing facility, that would not meet the pool diversification requirements contained in existing law.

     Subsection (b) makes various technical changes to the text of several sections of the Farm Credit Act of 1971 to conform the language thereof to the amendments by this section and other sections of this Act.

SECTION 110.  SMALL FARMS.

     Section 110 amends subsection 8.8(e) to require the Board of Farmer Mac to promote and encourage the inclusion of qualified loans for small farms and family farmers in the agricultural mortgage secondary market. This change preserves the existing law provision regarding small farms and family farmers contained in subsection 8.6(c), which is the section addressing the pool diversification requirements that was repealed by section 109 of the Act.

SECTION 111.  DEFINITION OF AN AFFILIATE.

     Section 111 amends section 8.11(e), definition of "affiliate", by deleting therefrom the references to "certified facility" and to "paragraph (3)" of section 8.0.
This amendment authorizes Farmer Mac to establish an affiliate to carry out its pooling functions. Under existing law, Farmer Mac is authorized to establish affiliates, but is prohibited from establishing an affiliate to act as a certified facility.

SECTION 112.  STATE USURY LAWS SUPERSEDED.

     Section 112 amends section 8.12 by striking subsection
(d), which currently provides an exemption from State usury laws for loans included in a pool guaranteed by Farmer Mac, and inserting in lieu thereof a revised text which incorporates the existing provision and, in addition, adds specific reference to prepayment penalty (either fixed or declining), yield maintenance, or make-whole payment provisions charged, taken or received by an agricultural lender or certified facility in connection with the full or partial prepayment of a loan. The revision also provides that any State usury law exempted under this section shall not apply to an agricultural loan made in accordance with Title VIII of the Farm Credit Act of 1971 for sale to Farmer Mac or to a certified facility for inclusion in a pool for which Farmer Mac has provided or has committed to provide a guarantee, only if the loan is actually sold to Farmer Mac or included in such a pool within 180 days after the date the loan was made.

SECTION 113.  EXTION OF CAPITAL TRANSITION PERIOD.

     Section 113, clause (1) amends section 8.32(a), which directs the Farm Credit Administration to establish a risk-based capital test for Farmer Mac, by eliminating the reference to the two-year period beginning on December 13, 1991 and providing for the promulgation of such risk-based capital regulation by the Director of the Office of Secondary Market Oversight within the FCA, beginning three years after the enactment of the Act, but not sooner.

     Clause (2) amends section 8.32(b)(2), by extending the five-year period, established in that section, after which the Director is required to examine and possibly revise the risk-based capital test promulgated under subsection (a), to eight years.

     Clause (3) amends section 8.32(d) by adding a new clause providing that the public notice of proposed rulemaking to be issued by the Director in connection with establishing the risk-based capital test provided for in subsection (a), shall not be published for public comment until after the expiration of the three-year time period as set forth in subsection (a), and by reformatting the text of this subsection into numbered paragraphs.

SECTION 114.  MINIMUM CAPITALIZATION LEVEL.

     Section 114 amends section 8.33 to provide for the minimum level of core capital to be maintained by Farmer Mac during a three-year transition period following the enactment of the Act and thereafter, as described in the following paragraphs.

     New subsection 8.33(a) provides that the minimum capital level for Farmer Mac shall be an amount of core capital equal to the sum of 2.75 percent of Farmer Mac's aggregate on-balance sheet assets, as determined by generally accepted accounting principles, plus 0.75 percent of the aggregate off-balance sheet obligations of Farmer Mac specifically including: (A) the unpaid principal balance of outstanding securities guaranteed by Farmer Mac and backed by pools of qualified loans; (B) instruments issued or guaranteed by Farmer Mac that are substantially equivalent to the securities described in category (A); and (C) other off-balance sheet obligations of Farmer Mac.

     New subsection 8.33(b), paragraph (1) establishes a transition period for Farmer Mac's minimum capital requirements as follows:

          (A) prior to January 1, 1997, Farmer Mac's minimum amount of core capital shall be the sum of 0.45 percent of the aggregate off-balance sheet obligations, plus
     0.45 percent of designated on-balance sheet assets as defined in paragraph (2), plus 2.50 percent of on-balance sheet assets other than designated assets;

          (B) during the 1-year period ending December 31, 1997, Farmer Mac's minimum capital shall be the sum of
     0.55 percent of the aggregate off-balance sheet obligations, plus 1.20 percent of designated on-balance sheet assets, plus 2.55 percent of on-balance sheet assets other than designated assets;

          (C) during the 1-year period ending December 31, 1998, Farmer Mac's minimum capital shall be the sum of
     0.65 percent of the aggregate off-balance sheet obligations, plus 1.95 percent of designated on-balance sheet assets, plus 2.65 percent of on-balance sheet assets other than designated assets, except that if Farmer Mac's core capital is less than $25,000,000 on January 1, 1998, the amount of minimum capital level shall be the amount specified under subsection (a); and

          (D) on and after January 1, 1999, the minimum capital level of Farmer Mac shall be the amount of capital determined under subsection (a).

     New subsection 8.33(b), paragraph (2) defines "designated on-balance sheet assets of Farmer Mac to mean:
(A) the aggregate on-balance sheet assets acquired under the Linked Portfolio option under section 8.6(e); plus (B) the aggregate amount of qualified loans purchased and held by Farmer Mac under section 8.3(c)(13).

SECTION 115.  CRITICAL CAPITAL LEVEL.

     Section 115 amends section 8.34(3) by clarifying that Farmer Mac's critical capital level shall be an amount of core capital equal to 50 percent of the total minimum capital requirement under section 8.33.

SECTION 116.  ENFORCEMENT LEVELS.

     Section 116 makes a technical change in section 8.35(e) to conform the grace period provided under the Act for classifying Farmer Mac within level I capital compliance to the actual effective date of the risk-based capital regulation to be issued by the Director under section 8.32.

SECTION 117.  RECAPITALIZATION OF THE CORPORATION.

     Section 117 adds a new section 8.38, which provides for the recapitalization of Farmer Mac within two years after the enactment of the Act, as described in the following paragraphs.

     New subsection 8.38(a) provides for the mandatory recapitalization of Farmer Mac by requiring it to increase its total core capital to at least $25 million within 2 years after the enactment of the Act or within 180 days after the end of the first calendar quarter that the aggregate on-balance sheet assets of Farmer Mac, plus outstanding off-balance sheet obligations equal or exceed $2 billion, whichever occurs sooner.

     New subsection 8.38(b) provides that in carrying out the provisions of this section Farmer Mac may use its existing authorities to issue stock under section 8.4 or any other recognized and legitimate means of raising core capital within Farmer Mac's powers under section 8.3.

     New subsection 8.38(c) provides that during the three-year period following enactment of the Act, Farmer Mac's total on-balance sheet assets plus off-balance sheet obligations may not exceed $3 billion, unless and until Farmer Mac's total core capital is at least $25 million

     New subsection 8.38(d) provides that if Farmer Mac fails to meet the requirements of subsection (a) to raise it core capital level within the applicable time frame provided for therein, it may not purchase new qualified loans or issue or guarantee new loan-backed securities until its core capital level is increased to $25 million or more. In effect, this subsection sunsets Farmer Mac's authority to buy new loans or issue new securities if it does not raise its core capital to at least $25 million within the time frames provided for in subsection (a).
Section 118.  Liquidation of the Federal Agricultural
Mortgage Corporation.

SECTION 118.  LIQUIDATION OF THE FEDERAL AGRICULTURAL
              MORTGAGE CORPORATION.

     Section 118 amends Title VIII of the Farm Credit Act of 1971 by adding at the end thereof a new Subtitle C entitled "Receivership; Conservatorship; and Liquidation of the Federal Agricultural Mortgage Corporation", including a new section 8.41 entitled "Conservatorship; Liquidation; Receivership." The provisions of the new section 8.41 are described in the following paragraphs.

     New subsection 8.41(a), Voluntary Liquidation, provides that Farmer Mac may voluntarily liquidate only with the consent of the Farm Credit Administration (FCA) Board and in accordance with a plan of liquidation approved by the FCA Board.

     New subsection 8.41(b), Involuntary Liquidation, provides that the FCA Board may appoint a conservator or receiver for Farmer Mac under the circumstances specified in section 4.12 (b) of the Farm Credit Act of 1971, and in the case of the appointment of a conservator, also those specified in section 8.37. In applying the provisions of section 4.12(b) to Farmer Mac:

          (1) Farmer Mac shall also be considered insolvent if it is unable to pay its debts as they fall due in the ordinary course of business;

           (2) a conservator may also be appointed if Farmer
     Mac's authority to purchase qualified loans or to issue or guarantee loan-backed securities is suspended by law; and

          (3) a receiver may also be appointed for Farmer
     Mac if: (A) Farmer Mac's authority to purchase qualified loans or to issue or guarantee loan-backed securities is suspended or Farmer Mac is classified under section 8.35 as within enforcement level III or IV, and the alternative actions available under Subtitle B are not satisfactory; and (B) the FCA determines that the appointment of a conservator would not be appropriate.

     New subsection 8.41(c), Appointment of Conservator or
Receiver, provides in paragraph (1) that notwithstanding the provisions of section 4.12(b), a person qualified to serve as a conservator of receiver of Farmer Mac shall be:

          (A) the FCA or any government entity or employee, including the FCS Insurance Corporation; or

          (B) any person who has no claim against or financial interest in Farmer Mac, or any other basis for a conflict of interest, and has the financial and management expertise to direct the affairs of and to liquidate Farmer Mac if necessary.

Paragraph (2) provides that the conservator or receiver and employees thereof are entitled to compensation in amounts no greater than the compensation provided to federal employees for similar services, except that the FCA may pay higher rates, not in excess of the prevailing rates in the private sector, if it determines this is necessary to retain competent personnel. This paragraph also authorizes the conservator or receiver to contract with any government entity for the use of personnel, services and facilities on terms mutually agreed to between the parties and authorizes each such government entity to provide such. Paragraph (3) provides that the conservator or receiver shall pay valid claims for the expenses of the conservatorship or receivership, including compensation and any loan made by the conservator or receiver, before paying any other claim against and that such claims may be secured as a first priority lien against such property of Farmer Mac as the receiver determines. Paragraph (4) provides that any conservator or receiver who is not a federal entity or federal employee shall not be personally liable for damages in tort or otherwise for acts or omissions in connection with carrying out the receivership except for gross negligence or intentional tortuous or criminal conduct. Paragraph (5) provides that the FCA may indemnify the conservator or receiver on such terms as the FCA considers appropriate.

     New subsection 8.41(d), Judicial Review of Appointment, provides that, notwithstanding the provisions of subsection
(i) for termination of the authorities of Farmer Mac, within 30 days after the appointment of a conservator or receiver, Farmer Mac may seek an order in the U.S. District Court for the District of Columbia to require that FCA remove the conservator or receiver, and, based on the merits of the case, the court shall either dismiss the action or direct FCA to remove the conservator or receiver. On the commencement of such action, all other judicial proceedings to which Farmer Mac is a party shall be stayed pending the outcome of such action.

     New subsection 8.41(e), General Powers of Conservator or Receiver, provides that the powers of the conservator or receiver shall be provided for in regulations issued by the FCA and that such powers shall be comparable to the powers available to a conservator or receiver appointed for any other System institution under section 4.12(b) of the Farm
Credit Act of 1971.

     New subsection 8.41(f), Borrowings for Working Capital, provides that, if the conservator or receiver determines that it is likely there will be insufficient funds to pay the administrative expenses of the conservatorship or receivership or to fund maturing obligations thereof, the conservator or receiver may borrower such funds, from such sources, at such rates as the conservator or receiver determines to be necessary to meet the expenses or the liquidity needs of the conservatorship or receivership. FCS banks are authorized to lend to the conservator or receiver and to purchase the assets of Farmer Mac.

     New subsection 8.41(g), Agreements Against Interests of Conservator or Receiver, provides that no agreement which tends to diminish or defeat the right, title, or interest of the conservator or receiver in any assets acquired from Farmer Mac shall be valid against the conservator or receiver unless the agreement: (1) is in writing; (2) is executed by Farmer Mac and the person asserting the adverse interest, including the obligor, contemporaneously with the acquisition of the asset by Farmer Mac; (3) is approved by the Board, or an appropriate Board committee, and is recorded in the minutes of such; and (4) has been, continuously, from the time of its execution, an official record of Farmer Mac.

     New subsection 8.41(h), Report to the Congress, provides that, upon a determination by the receiver that the assets of Farmer Mac in receivership are inadequate to pay all valid claims against Farmer Mac, the receiver shall submit to the Secretary of the Treasury and to the House and Senate Agriculture Committees a report of the financial condition of the receivership.

     New subsection 8.41(i), Termination of Authorities, provides in paragraph (1) that Farmer Mac's charter is canceled and its authority to do business under Title VIII shall terminate on such date as determined by the FCA Board, following the placement of Farmer Mac in receivership, but not later than the termination of the receivership and discharge of the receiver. Paragraph (2) provides that the Office of Secondary Market Oversight of the FCA shall be abolished and its authorities under section 8.11(a) and subtitle B canceled 30 days after the charter of Farmer Mac is canceled by the FCA, but not later than the termination of the receivership and discharge of the receiver.

                        * * * * * * *

Title II of the Act contains two sections that amend provisions of the Farm Credit Act of 1971 as they relate to the participation of banks and associations of the Farm
Credit System in the programs of the Federal Agricultural
Mortgage Corporation

Section 206.  Borrower Stock.

     Section 206 adds a new subsection (f) to section 4.3A of the Farm Credit Act of 1971 and appropriately redesignates the remaining subsection thereof. The new subsection (f) provides that, notwithstanding any other provision of section 4.3A, the bylaws adopted by a bank or association under subsection (b) may provide: (A) in the case of a loan originated after the date of enactment of the Act, that the requirements applicable to Farm Credit System
(FCS) borrowers to purchase voting stock or participation certificates will not apply, if at the time the loan is made it is designated for sale into the secondary market; and (B) in the case of a loan made before the date of enactment of the Act that is sold into the secondary market, that all outstanding voting stock or participation certificates held by the borrower on the loan will be retired. This subsection shall apply regardless of whether the bank or association holds a subordinated participation interest in the loan or pool of loans or contributes to a cash reserve with respect thereto. Further, this subsection provides that the waiver of the borrower stock provisions under this subsection shall not be effective with respect to any loan that is not sold into the secondary market within 180 days of the designation of the loan for such sale, but that the bylaws adopted by a bank or association may provide that borrower stock shall be retired if such loan is sold into the secondary market after the 180-day period.

                        * * * * * * *

Section 208.  Borrowers' Rights.

     Section 208, subsection (a) adds a new subparagraph (B) to section 4.14A(a)(5) of the Farm Credit Act of 1971 and appropriately redesignates the remaining text thereof. The new subparagraph (B) provides that the borrowers' rights otherwise provided for in this section, applicable to loans made by institutions of the Farm Credit System (FCS), shall not apply to a FCS loan made on or after the date of enactment of the Act that is designated at the time it is made for sale into the secondary market. The new subparagraph provides further that if a designated FCS loan is not sold into the secondary market within 180 days after the date of the designation, all borrowers' rights provided for in the Farm Credit Act of 1971 shall become effective with respect to the loan, except that if such a loan is thereafter sold into the secondary market the borrowers' rights shall not apply to the loan beginning on the date of the sale.

     Subsection (b) amends section 8.9(b), which makes certain provisions with respect to borrowers' rights for FCS loans originated for sale into the Farmer Mac secondary market, by clarifying that the reference to "loan" in this section shall have the same meaning as is given to the word "loan" in section 4.14A(a)(5)(B) as amended by subsection
(a).

                        * * * * * * *